FATAL ACCIDENT AT BOKONI MINE

Johannesburg, 30 August 2013: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) announces with deep regret that a winch operator lost his life in a scraper winch-related accident at Bokoni Platinum Mine’s (Bokoni) UM2 shaft section on Wednesday, 28 August 2013.

Immediately after the accident Bokoni mine management stopped operations at the affected section. The South African Department of Mineral Resources (DMR) then completed its inspection and issued a section 54 safety stoppage notice at UM2 shaft section.

Harold Motaung, CEO of Atlatsa, said, “We deeply regret losing a member of our family. An improving safety culture, with specific emphasis on changing individual behavioural patterns, is imperative to our overall transformation strategy at Bokoni. Management will continue to place emphasis on this focus area, which has been disappointing over the past month.”

Further updates will be provided to the market in due course.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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